Exhibit 1

News Release
18 July 2006

RINKER 1ST QUARTER TRADING UPDATE
Net profit up 14% - or 28% on a comparable basis
Important Note: Results are unaudited, and shown under A-IFRS. See Note 1.

Rinker Group Limited (“Rinker”) today announced that net profit after tax (PAT) for the three months ended 30 June 2006 (QEJ06), was up 14% to US$206 million1, compared with earnings in the June quarter 2005 (QEJ05).

Comparable net profit — that is, excluding one-offs (the US$20 million profit on the sale of a Las Vegas quarry in April 2005) - rose 28%.

Earnings per share (EPS) rose 17% to 22.7 US cents, from 19.3 cents. Comparable EPS was up 32%. Earnings per ADR were US$1.13, from US$0.97 cents.

Earnings before interest and tax2 (EBIT) rose 14% to US$324 million, or up 27% on a comparable basis.

Other key measures:

•	Trading revenue was up 18% to US$1,458 million
•	Earnings before interest, tax, depreciation and amortisation[2] (EBITDA) rose 13% to US$378 million. Comparable EBITDA was up 24%.
•	Comparable EBIT/trading revenue margins rose from 20.5% to 22.2%. Margins rose in all major business segments except the Australian operations (trading as Readymix) and US cement
•	Return on funds employed[3] (ROFE) was 37.6%, up from 30.8%
•	Return on equity[4] was 31.1%, up from 21.9% a year earlier and from 27.6% at the full year ended March 2006.

The US subsidiary Rinker Materials Corporation continued to perform well with EBIT up 17% and EBIT margins down 1.0 percentage point to 24.7% (up 34% and up 2.1 pp respectively, on a comparable basis). Trading revenue rose 22%. Continuing strong demand in most markets —particularly Florida, Arizona and Nevada - and higher prices, together with operational cost savings, helped offset cost increases and drive profits higher.

While housing activity is softening in Arizona and Florida, infrastructure and commercial construction was up. Volumes were up in all US business segments except concrete pipe.

Readymix lifted trading revenue 3% in local currency but EBIT declined 6%, mainly due to lower volumes, particularly in New South Wales, and the timing of the Easter shutdown compared to the previous year.

Price rises and operational improvement savings largely offset higher costs. Readymix EBIT margins declined 1.3 pp. Housing continued to soften, particularly in Sydney, amid some positive signs of a turnaround, but infrastructure and commercial construction activity was up.

Chief Executive David Clarke said the overall result was pleasing, particularly as return on funds employed increased in all major segments.

Rinker Group Limited	ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

“Strong fundamentals, including population and employment growth, continue to underpin construction activity in our major markets,” he said.

Financial results summary for the June 06 quarter vs the June 05 quarter

Measure	QEJ06	QEJ05	Change
Trading revenue	US$1,458 m	US$1,240 m	18%
EBIT	US$324 m	US$284 m	14%
Comparable EBIT	US$324 m	US$254 m	27%
EBITDA	US$378 m	US$335 m	13%
Comparable EBITDA	US$378 m	US$305 m	24%
PAT	US$206 m	US$181 m	14%
Comparable PAT	US$206 m	US$161 m	28%
Free cash flow 5	US$147 m	US$173 m	(15%)
Return on funds employed	37.6%	30.8%	6.8pp
Return on equity	31.1%	21.9%	9.2pp

Net debt6 was US$253 million at end June, down from US$361 million at end March 2006. Gearing or leverage7 (net debt over net debt plus equity) was 9.3%, down from 11.9% at end March. Net debt to EBITDA8 was 0.2 times.

Free cash flow was US$147 million, down 15%, due mainly to higher working capital on increased revenue, together with the timing of tax payments and share purchases for Rinker’s long-term executive performance plan.

The 40 Australian cents per share special dividend (paid July 4) and the proposed capital return of 50 Australian cents per share (to be paid August 17 with books closing July 25, if approved by shareholders) are expected to help lift gearing to around 32%. Rinker’s financial position continues to be very strong, with significant flexibility to accommodate acquisitions.

Buyback

An on-market share buyback for up to 5% of Rinker’s ordinary shares over the next 12 months has also been announced. The buyback will remain subject to larger acquisitions becoming available. It will commence after the proposed return of capital (above) has been paid.

“Our priority for capital allocation is value-adding growth through acquisitions and expanding the base business,” said Mr Clarke. “However, the share buyback is an attractive and sensible use of our capital, and our financial capacity largely allows us to do both.”

Business results

Rinker Materials Double-digit price increases were recorded for aggregates, cement and concrete, compared with 12 months earlier.

• Aggregates EBIT was up 28% to US$79 million. Volumes were up slightly, including up 2% in Florida, compared with a year earlier. EBIT margins were 25.1%, up 0.9 pp, helped by strong price increases.

•  Concrete, block & asphalt  EBIT was US$118 million, up 47%. Concrete volumes were up 10%, including 23% in Florida. Block volumes were up 1% but were 0.7% lower in Florida as housing activity declined in some areas. Florida housing permits were down 12% in the three months to May, compared with the same period a year earlier.

• Cement EBIT was up 25% to US$40 million. Volumes were up 11%. Cement import costs were up 10% on the first quarter of YEM06, due to higher freight and acquisition costs.
• Concrete pipe EBIT was up 16% to US$40 million. Higher cement and raw materials costs were offset by operational improvement cost savings and higher prices. Volumes declined slightly.

•  Other businesses  (gypsum distribution and unallocated costs) EBIT was US$12 million, down from US$37 million in the previous corresponding quarter, which included the Las Vegas quarry profit of $31 million EBIT.

Readymix Aggregates volume was steady while concrete was down around 5%, due mainly to the timing of the Easter shutdown. Average concrete prices were 6% higher while aggregate prices rose slightly.

Strategy

Rinker has stepped up the search for value-adding acquisitions, both bolt-ons and larger opportunities, adding some additional staffing resources and reviewing numerous targets.

“The current global stockmarket correction may enhance the opportunity for value-adding acquisitions, as valuations have declined,” said Mr Clarke.

“The recent restructuring of Rinker’s balance sheet with a special dividend and a proposed capital return, will not impact significantly on the group’s ability to handle a major acquisition,” he said.

Investment in new plants and quarries continued, including the Brooksville cement plant in central Florida, scheduled to begin operations in 2008.

Around US$300 million a year was available for organic investment and smaller, bolt-on acquisitions, said Mr Clarke. Rinker also has substantial financial capacity to accommodate major, value-adding acquisitions.

“Any acquisition must meet our valuation guidelines, however, and be earning above its cost of capital within a specified period,” he said.

Ongoing cost reduction is an important part of Rinker’s strategy. Operational improvement savings totalled US$14 million in the first quarter — US$10 million in Rinker Materials and US$4 million in Readymix.

Outlook

The outlook for US construction activity remains positive. Economic forecasts continue to predict overall growth as non-residential/commercial and infrastructure activity offset a decline in housing in the second half of this calendar year.

While housing is slowing, US economic forecasters suggest comparisons with previous downturns point to a soft landing. These include a relatively low level of growth in housing starts prior to this slowdown, a low unemployment rate, and the lowest 30-year mortgage rate heading into any housing downturn since 1972.

“Our leading market positions in high growth states have underpinned Rinker’s consistent and strong performance over many years and should continue to do so,” said Mr Clarke. “The medium to long term fundamentals of high population and employment growth, low personal taxes, and strong state fiscal positions are unchanged.”

Over 1,000 people a day, net, move to Florida, 470 to Arizona and 230 to Nevada - driving not only housing but also non-residential and infrastructure construction.

“We are seeing a slowdown in housing in some areas, where house prices have increased dramatically due to heavy demand and supply constraints,” said Mr Clarke. “This correction is needed and may have a significant impact in these areas. However, housing demand remains strong in other parts of our key states, backed up by solid or improving commercial and infrastructure activity.”

Mr Clarke noted that the Portland Cement Association consumption report for May 2006 showed cement consumption in May was up 13.8% over May 2005, with calendar year-to-date consumption up 13.1%.

Mr Clarke said Rinker was benefiting from its participation in projects such the US$7.5 billion MGM Project City Center in Las Vegas, the Florida Department of Transportation’s US$2 billion I-4 reconstruction program and the US$350 million, 1,000-room Sheraton Downtown in Phoenix.

In Australia, housing approvals appear to be bottoming, with recovery expected from next calendar year. Meanwhile, commercial and infrastructure activity continue to underpin construction, with total activity levels remaining close to steady.

“Overall, it is difficult to predict the extent of the housing slowdown in some markets, and cost pressures continue in areas like diesel and ocean freight.

“However our cost reduction program - together with ongoing price increases and continuing solid construction demand in our major states - should lift profitability in line with our previous guidance, which remains unchanged,” said Mr Clarke.

As previously indicated, earnings per ordinary share are expected to be 13% to 21% up over the result for the year ended March 2006 — excluding one-off gains from last year’s divestments and the financing impact of the special dividend and proposed capital return (estimated at two US cents per share). EPS is therefore forecast to range from 84 to 90 US cents. (Note: This excludes the impact of the buyback just announced).

These expectations assume the construction activity levels cited above and that quarrying activity in the Miami Lake Belt region is not curtailed as a result of current legal proceedings regarding mining permits, as previously disclosed.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Market capitalization is around US$11 billion. Rinker has over 14,000 employees in over 770 sites across the US, Australia and China. Around 80% of group revenue comes from the US subsidiary, Rinker Materials Corporation.

This news release contains a number of forward-looking statements. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on + 61 (0)2 9412 6680 or 0419 476 546
(international + 61 419 476 546)

18 July 2006	RIN 04-07

1.	All quarterly results are unaudited.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of group result. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under AIFRS, Rinker’s selected reporting currency will be US$, although Readymix results will continue to be disclosed in both US$ and A$.

2.	Reconciliation of EBIT and EBITDA for the quarter ended 30 June 2006
EBIT represents profit before finance and income tax expense.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

	June Quarter
	US$ million
Segment Revenue	June ´06 Qtr	June ´05 Qtr	Variance %
Aggregate	316	256	23%
Cement	142	110	29%
Concrete, block, asphalt	659	508	30%
Concrete pipe and products	153	145	5%
Other	104	89	16%
Eliminations	(203)	(152)	n.a.
Rinker Materials	1,171	956	22%
Readymix (US$)	287	283	1%
Readymix (A$)	382	369	3%
Consolidated Rinker group	1,458	1,240	18%
Segment EBIT
Aggregate	79.4	62.1	28%
Cement	39.7	31.8	25%
Concrete, block, asphalt	118.0	80.3	47%
Concrete pipe and products	39.7	34.2	16%
Other	12.0	37.5	(68%)
Rinker Materials	288.8	245.8	17%
Readymix (US$)	37.9	41.1	(8%)
Readymix (A$)	50.4	53.5	(6%)
Corporate	(2.9)	(2.4)	(22%)
Consolidated Rinker group	323.8	284.5	14%
Segment DA
Aggregate	15.4	14.8	4%
Cement	3.6	3.4	6%
Concrete, block, asphalt	15.1	12.3	23%
Concrete pipe and products	6.2	6.1	2%
Other	1.5	1.3	15%
Rinker Materials	41.8	37.9	10%
Readymix (US$)	12.5	13.0	(4%)
Readymix (A$)	16.6	16.9	(2%)
Consolidated Rinker group	54.2	50.9	7%
Segment EBITDA
Aggregate	94.8	76.9	23%
Cement	43.3	35.1	23%
Concrete, block, asphalt	133.1	92.6	44%
Concrete pipe and products	45.9	40.3	14%
Other	13.5	38.8	(65%)
Rinker Materials	330.6	283.7	17%
Readymix (US$)	50.4	54.1	(7%)
Readymix (A$)	67.0	70.4	(5%)
Corporate	(2.9)	(2.4)	(22%)
Consolidated Rinker group	378.1	335.4	13%

3.	Reconciliation of Return on Funds Employed (ROFE)
Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$ Million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As At and Year ended 30 June	2006	2006	2006	2005	2005	2005
Aggregates	279.9	835.1	33.5	208.1	783.6	26.6%
Cement	150.4	365.8	41.1%	123.6	321.6	38.4%
Concrete, block, asphalt	411.9	900.1	45.8%	249.6	666.3	37.5%
Concrete pipe and products	138.9	318.3	43.6%	100.6	325.4	30.9%
Other	40.9	66.9	n.a.	56.1	43.7	n/a
Total Rinker Materials	1,022.0	2,486.2	41.1%	738.0	2,140.6	34.5
Readymix (US$)	176.0	674.2	26.1%	150.9	701.3	21.5%
Readymix (A$)	233.7	911.8	25.6%	200.7	918.3	21.9%
Corporate	(13.0)	(5.8)	n/a	(11.7)	3.6	n/a
Consolidated Rinker group	1,185.0	3,154.6	37.6%	877.2	2,845.5	30.8%

4	Reconciliation of Return on Equity (ROE)
Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
	30 June	31 March	30 June
As At and Year ended	2006	2006	2005
Net profit attributable to members of Rinker Group Limited	765.0	740.2	562.2
Equity attributable to members of Rinker Group Limited	2,456.8	2,678.2	21.9%
ROE	31.1%	27.6%	21.9%

5	Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ million
Quarter ended 30 June	2006	2005
Profit before finance and income tax expense	323.8	284.5
Depreciation and amortisation	54.2	50.9
Net income tax (paid)	(28.7)	(9.0)
Change in working capital	(102.3)	(60.1)
(Profit)/loss on asset sales	(1.4)	(32.2)
Interest received	5.4	8.0
Other	(23.0)	(22.3)
Net Cash from operating activities	228.0	219.8
Operating capital expenditure	(45.0)	(41.7)
Interest paid	(5.7)	(5.4)
Payments for shares held in trust	(30.1)	–
Free Cash Flow	147.2	172.7
Capital expenditure summary:
Operating capital expenditure	(45.0)	(41.7)
Development capital expenditure	(46.2)	(29.6)
Total purchase of property plant and equipment	(91.2)	(71.3)
Purchase of businesses	(0.6)	(11.5)
Total capital expenditure	(91.8)	(82.8)

6	Reconciliation of Net Debt
Net Debt represents current and non-current borrowings less cash and cash equivalents.

	US$ million
As at	30 June 2006	31 March 2006
Current borrowings	5.0	5.4
Non-current borrowings	832.0	645.2
Less: cash and cash equivalents	(583.7)	(289.1)
Net Debt	253.2	361.5

7	Reconciliation of Gearing/leverage
Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	US$ million
As at	30 June 2006	31 March 2006
Net Debt	253.2	361.5
Equity	832.0	2,687.3
Gearing/leverage (Net Debt/Equity)	10.3%	13.5%
Gearing/leverage (Net Debt/Net Debt plus Equity)	9.3%	11.9%

8	Reconciliation of Net Debt to EBITDA
Net Debt to EBITDA represents Net Debt divided by EBITDA.

	US$ million
As at and Year ended	30 June 2006	30 June 2005
Net Debt	253.2	161.9
EBITDA (for last 12 months)	1,397.2	1,076.9
Net Debt to EBITDA [times] (for last 12 months)	0.18%	0.15

Rinker Group Limited
Quarterly Financial Information
First Quarter of Year Ended 31 March 2007

Important: Quarterly results are unaudited. Results are shown under A-IFRS.

(Year ended 31 March 2007)	US$ million footnote 1
	Jun Qtr	Sept Qtr	Dec Qtr	Mar Qtr
	2006	2006	2006	2007
Rinker group
Revenue	1,458
EBITDA[2]	378.1
Depreciation	52.6
Amortisation	1.7
EBIT[2]	323.8
PAT[2]	205.8

Diluted EPS (cents per ord. share)	22.7
Diluted EPS per ADR (1 ADR = 5 ord. shares)	113.3
Diluted No. of shares for EPS calc. (million)	908.3

Free Cash Flow[3]	147.2

Net Debt[4]	253
Gearing (Net Debt/Net Debt+Equity)[5]	9.3%

Average exchange rate (A$1=US$) [6]	0.7521

(Year ended 31 March 2006)	US$ million footnote 1
	Jun Qtr	Sept Qtr	Dec Qtr	Mar Qtr
	2005	2005	2005	2006
Rinker group
Revenue	1,240	1,311	1,242	1,316
EBITDA[2]	335.4	334.8	300.5	383.8
Depreciation	46.0	47.3	47.6	49.7
Amortisation	4.9	5.1	4.3	4.0
EBIT[2]	284.5	282.4	248.6	330.1
PAT[2]	181.0	184.5	160.7	214.0

Diluted EPS (cents per ord. share)	19.3	19.9	17.5	23.6
Diluted EPS per ADR (1 ADR = 5 ord. shares)	96.5	99.3	87.5	117.7
Diluted No. of shares for EPS calc. (million)	937.9	929.2	917.7	909.1

Free Cash Flow[3]	172.7	154.8	252.8	98.3

Net Debt[4]	162	275	302	361
Gearing (Net Debt/Net Debt+Equity)[5]	5.9%	9.5%	10.7%	11.9%

Average exchange rate (A$1=US$) [6]	0.7679	0.7550	0.7393	0.7310